# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Arcos Dorados Holdings Inc., CIK 0001508478
CUSIP: G0457F107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: RIO NEGRO 1338, FIRST FLOOR, RIO NEGRO 1338, FIRST FLOOR, MONTEVIDEO, Uruguay (X3), 11300
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001027796-25-000041
Filed by CIK 0001027796

## Reporting persons
- PZENA INVESTMENT MANAGEMENT LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 7,244,265; shared voting power 0; sole dispositive power 11,427,294; shared dispositive power 0; aggregate amount beneficially owned 11,427,294 (8.7% of the class)

## Item 1. Issuer
Name of issuer: Arcos Dorados Holdings Inc.
Address of issuer's principal executive offices: RIO NEGRO 1338, FIRST FLOOR, RIO NEGRO 1338, FIRST FLOOR, MONTEVIDEO, URUGUAY, 11300.

## Item 2. Person Filing
Name of person filing: Pzena Investment Management, LLC
Address of principal business office or, if none, residence:
320 Park Avenue, 8th floor

New York, NY 10022
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 11,427,294
Percent of class: 8.7%
Sole power to vote or to direct the vote: 7,244,265
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 11,427,294
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: CLIENTS OF THE FILING INVESTMENT MANAGER HAVE THE RIGHT TO RECEIVE AND THE ULTIMATE POWER TO DIRECT THE RECEIPT OF DIVIDENDS FROM, OR THE PROCEEDS OF SALE OF THE SECURITIES REPORTED ON HEREINABOVE. NO INTEREST OF ANY ONE OF SUCH CLIENTS RELATES TO MORE THAN FIVE PERCENTOF THE CLASS.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- PZENA INVESTMENT MANAGEMENT LLC: s/Steven Coffey, Chief Legal Risk Officer & Chief Compliance Officer (10/16/2025)